UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 21, 2023

Commission File Number 001-41065

SNOW LAKE RESOURCES LTD.
(Translation of registrant’s name into English)
242 Hargrave Street, #1700 Winnipeg, Manitoba R3C 0V1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Snow Lake Resources Ltd. (the “Company”) is incorporating by reference the information and exhibits set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-272324) filed on June 1, 2023.

On September 21, 2023, the Registrant issued a press release announcing the closing of its best-efforts flow-through offering of 2,133,979 common shares, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release, Dated September 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.

Date	September 21, 2023	By	/s/Keith Li
Keith Li
Chief Financial Officer